AUTOMATIC YEARLY RENEWABLE TERM

REINSURANCE AGREEMENT

(the “Agreement”)

Effective May 1, 2010

between

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Greenwood Village, Colorado

(the “Company”)

and

SCOR GLOBAL LIFE U.S. RE INSURANCE COMPANY

Plano, Texas

(the “Reinsurer”)

Exhibit A	Retention Limits of the Company
Exhibit B	Plans Covered
Exhibit C	Automatic Binding Limits
Exhibit D-1	Procedures for Reporting
Exhibit D-2	Request for Financial Reporting
Exhibit E	Reinsurance Premiums
Exhibit F	Company’s Underwriting Guidelines

ARTICLE I

PREAMBLE

1)	Parties to the Agreement. This is a Yearly Renewable Term Reinsurance Agreement for indemnity reinsurance (the “Agreement”) solely between Scor Global Life U.S. Re Insurance Company, Plano, Texas (the “Reinsurer”), and Great-West Life & Annuity Insurance Company, Greenwood Village, Colorado (the “Company”), collectively referred to as the “parties”.

The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and any other party, including the insured, owner or beneficiary of any insurance policy or other contract of the Company.

The Agreement will be binding upon the Company and the Reinsurer and their respective successors and assigns.

2)	Compliance. This Agreement applies to the issuance of insurance by the Company in a jurisdiction in which it is properly licensed. This Agreement also applies to policies issued by First Great West Life & Annuity Insurance Company (“FGWLA”), an affiliate of the Company, in a jurisdiction in which it is properly licensed, and ceded to the Company and retroceded by the Company to the Reinsurer.

The Company represents that it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement, including all applicable privacy laws. In the event that the Company is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and the Company will indemnify the Reinsurer for any loss the Reinsurer suffers as a result of the non-compliance, and will seek to remedy the non-compliance immediately upon discovery thereof.

3)	Construction. This Agreement will be construed in accordance with the laws of the state of Colorado. Furthermore, this Agreement is a freely negotiated contract between the Company and the Reinsurer and will not be construed against either party due to the fact that it was the party that drafted the Agreement.

4)	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

5)	Severability. If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

6)	Assignment. Neither party may assign, transfer, sell, convey or otherwise dispose of any of its rights, duties or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that the parties acknowledge and agree that the Reinsurer may retrocede any or all of its reinsured net amount at risk hereunder.

…END OF ARTICLE I

ARTICLE II

AUTOMATIC REINSURANCE

1)	General Conditions. On and after the effective date of this Agreement, the Company will automatically cede to the Reinsurer a portion of the life insurance policies, supplementary benefits, and riders listed in Exhibit B.

The Reinsurer will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit C, provided that:

a.	the Company keeps its full retention, including amounts retained by FGWLA, as specified in Exhibit A, or otherwise holds its full retention on a life under previously issued inforce policies and does not transfer, assign, convey, reinsure or otherwise dispose of such retention without the Reinsurer’s written consent;

b.	the Company applies its normal underwriting guidelines as were delivered to the Reinsurer, a copy of which is attached hereto as Exhibit F, or the manual(s) used by the Company must have been approved in writing by the Reinsurer. Changes in underwriting guidelines (i) are required to be provided in writing by the Company to the Reinsurer at least forty-five (45) days prior to implementation of such changes and (ii) require the Reinsurer’s written approval thereof or the Reinsurer shall have no liability with respect to the policies issued pursuant to such changes and/or for which the Reinsurer’s written approval was not obtained. Requalification of insured persons under policies (at different rates) must be approved in writing by the Reinsurer prior to the Reinsurer having any liability under such policies;

c.	HIV antibody testing has been performed according to the Company’s agreed upon testing guidelines for underwritten business;

d.	the total of the new ultimate amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between the Reinsurer and the Company, does not exceed the Automatic Binding Limits set out in Exhibit C;

e.	the amount of life insurance in force in all companies for an individual life, including any amount to be replaced, plus the amount currently applied for on the same life, plus the required contractual increases on all such coverage, does not exceed the Jumbo Limit stated in Exhibit C;

f.	the application is on a life that has not been submitted facultatively to the Reinsurer or any other reinsurer within the last 5 years, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement; and

g.	The insured is a resident of a country listed in Exhibit C.

…END OF ARTICLE II

ARTICLE III

FACULTATIVE REINSURANCE

1)	Procedure. The Company may submit an application on a plan or rider listed in Exhibit B to the Reinsurer for its consideration on a facultative basis.

The Company will apply for reinsurance on a facultative basis by sending the Reinsurer an application form showing the details of the risk. Together with the application, the Company will send copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the original application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other papers bearing on the insurability of the risk. The Company will also notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Company that is pertinent to the risk assessment will be immediately transmitted to the Reinsurer.

After consideration of the application and related papers, the Reinsurer will promptly inform the Company of its underwriting decision. If the underwriting decision is acceptable to the Company, the Company will send notification to the Reinsurer within 60 days in the agreed upon format.

The Reinsurer will hold its offer on a pending case open for 90 days. At the end of this time the Reinsurer’s offer will, in the absence of notification of case status, expire and the Reinsurer will close its file and consider the offer to reinsure formally withdrawn.

2)	Conditions. The relevant terms and conditions of this Agreement will apply to those facultative offers made by the Reinsurer and accepted by the Reinsurer.

3)	Continuing Notice. Both prior to and subsequent to the Reinsurer’s acceptance of risk, the Company will send to the Reinsurer, all information that is related to the liability of such risk.

…END OF ARTICLE III

ARTICLE IV

LIABILITY

1)	Automatic Reinsurance. For automatic reinsurance, the Reinsurer’s liability will commence at the same time as the Company’s liability, and will continue in accordance with the terms and conditions of this Agreement, and will end at the same time as that of the Company. Payment by the Company to the Reinsurer of reinsurance premium is a condition precedent to the Reinsurer’s liability hereunder.

2)	Facultative Reinsurance. The liability of the Reinsurer on any facultative reinsurance under this Agreement will commence at the same time as that of the Company, provided that the Reinsurer has given the Company a written unconditional offer on the application for reinsurance, and the Company has notified the Reinsurer in writing of its acceptance within ninety (90) days of the offer and during the lifetime of the insured, and acts in accordance with the Reinsurer’s offer and the terms of this Agreement. The Reinsurer will become liable for its share, provided that the policy has been delivered according to the usual procedures of the Company and that the Company has followed its facultative rules for reinsurance placement.

3)	Conditional Receipt Coverage. Conditional Receipt coverage is not reinsured under this Agreement.

…END OF ARTICLE IV

ARTICLE V

REINSURED RISK AMOUNT

1)	Life. Reinsurance under this Agreement is on a Yearly Renewable Term basis. The reinsurance benefit will be determined in the manner described below.

a) Fixed Benefit Plans. The reinsurance benefit is the death benefit of the policy minus the initial amount retained by the Company, times the Reinsurer’s quota share percentage, as stated in Exhibit C.

b) Universal Life Plans. The amount at risk of the policy is defined to be the death benefit minus the account value. The reinsured amount at risk is the amount at risk of the policy at each policy duration, minus the initial amount retained by the Company, times the Reinsurer’s quota share percentage, as stated in Exhibit C.

2)	Waiver of Premium. Waiver of Premium benefit is not reinsured under this Agreement.

3)	Accidental Death Benefit. Accidental Death Benefit is not reinsured under this Agreement.

…END OF ARTICLE V

ARTICLE VI

PREMIUM ACCOUNTING

1)	Premiums. Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement are shown in Exhibit E. The premium rates will be applied to the reinsured net amount at risk and paid by the Company to the Reinsurer.

2)	Payment of Premiums and Reporting. Reinsurance premiums are payable annually in advance and reported monthly. Each reporting period, the Company will self-administer the calculation and payment of reinsurance premium due and, within thirty (30) days after the end of the reporting period, will send the Reinsurer a report that contains the information shown in Exhibit D-1 and Exhibit D-2, showing reinsurance premiums due for that reporting period. If an amount is due the Reinsurer, the Company will remit that amount together with the statement. If an amount is due the Company, the Reinsurer will remit such amount within thirty (30) days of receipt of the statement.

3)	Delayed Payment. Premium balances that remain unpaid for more that 30 days from the due date will incur interest from the end of the reporting period. Interest will be calculated at the rate shown in Article XIII.4.

4)	Failure to Pay Premiums. The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within thirty (30) days of the due date, the Reinsurer will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company sixty (60) days written notice of its intention to terminate such reinsurance.

If all reinsurance premiums in arrears, including any that become in arrears during the sixty—day notice period, are not paid before the expiration of the notice period, the Reinsurer will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within sixty (60) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer’s right to collect premiums for the period during which reinsurance was in force prior to the expiration of the sixty (60) day notice.

The Company will not force termination under the provisions of this Article solely to avoid the recapture provisions of this Agreement, or to transfer the reinsured policies to another reinsurer.

ARTICLE VI CONTINUES…

5)	Premium Rate Guarantee. The Reinsurer anticipates continuing to accept premiums on the basis of the rates shown in Exhibit E; however, the Reinsurer can only guarantee that the life insurance premium rate payable under this Agreement will not exceed the one-year term net premiums computed on the statutory minimum valuation mortality table at the maximum valuation interest rate allowable for the policies reinsured.

6)	Electronic Data Transmission. The Company shall report its reinsurance transactions via electronic media. The Company shall consult with the Reinsurer to determine the appropriate reporting format. Should the Company subsequently desire to make changes in the data format or the code structure, the Company shall communicate such change(s) in advance to the Reinsurer in writing (describing in reasonable detail the changes).

7)	Unearned Premium. In the event of death, surrender, reduction or any type of termination of a policy or policies reinsured under this Agreement, the Reinsurer will refund any unearned reinsurance premiums.

…END OF ARTICLE VI

ARTICLE VII

RESERVES

1)	Reserves. The parties intend that the Company will receive statutory reserve credit in its state of domicile for the insurance risks ceded to the Reinsurer. The parties agree to make all reasonable efforts to ensure that this is accomplished.

…END OF ARTICLE VII

ARTICLE VIII

REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, the Reinsurer will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Company will notify the Reinsurer of any such change with the next statement following the month in which the change was made.

1)	Reductions and Terminations. In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Company will reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

The Reinsurer will refund any unearned reinsurance premiums net of allowances.

2)	Increases

a. Noncontractual Increases. If the amount of insurance is increased as a result of a noncontractual change, the increase will be underwritten by the Company in accordance with its customary standards and procedures and will be considered new reinsurance under this Agreement. The Reinsurer’s written approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit C. Premiums for the additional reinsurance will be at the new issue rate from the point of increase.

b. Contractual Increases. For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit C. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue date and issue age of the policy.

3)	Reinstatement. If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Company rules and procedures (a copy of which shall have been provided to the Reinsurer prior to any such reinstatement), the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage. If a policy reinsured on a facultative basis is reinstated after ninety (90) days, written approval by the Reinsurer will be required prior to the reinstatement of the reinsurance.

Upon reinstatement of the reinsurance coverage, the Company will pay the contractual reinsurance premiums.

….ARTICLE VIII CONTINUES

4)	Nonforfeiture Benefits.

a. Extended Term. If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

b. Reduced Paid-up. The amount reinsured will be the amount of the reduced paid up coverage minus the Company’s initial level retained amount.

5)	Cash Surrenders. The Reinsurer does not participate in cash surrenders.

6)	Policy Loans. The Reinsurer does not participate in policy loans or other forms of indebtedness on policies reinsured under this Agreement; therefore, policy loans do not affect the amount of reinsurance.

…END OF ARTICLE VIII

ARTICLE IX

CONVERSIONS, EXCHANGES AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Company will promptly notify the Reinsurer. Unless mutually agreed otherwise, policies that are not reinsured with the Reinsurer and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

1)	Conversions. Conversions are not reinsured under this Agreement.

2)	Exchanges and Replacements. A policy resulting from an exchange or replacement will be underwritten by the Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Company’s guidelines treat the policy as new business, then the reinsurance will also be considered new business. For purposes of this Article, new business is defined as those policies on which:

a.	The Company has obtained complete and current underwriting evidence on the full amount; and

b.	The full normal commissions are paid for the new plan; and

c.	The Suicide and Contestable provisions apply as if the policy were newly issued, unless prohibited by law.

If the Company has not obtained complete and current underwriting evidence or if the other new business provisions do not apply, the Company and the Reinsurer must specifically agree on terms and procedures for the reinsurance coverage to continue; otherwise, reinsurance coverage will terminate.

The Reinsurer’s approval will be required if the original policy was reinsured on a facultative basis.

…END OF ARTICLE IX

ARTICLE X

CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured under this Agreement, and any additional benefits specified in Exhibit B, which are provided by the underlying policy and are reinsured under this Agreement.

1)	Notice. The Company will notify the Reinsurer, as soon as reasonably possible, after it receives a claim on a policy reinsured under this Agreement.

2)	Proofs. The Company will promptly provide the Reinsurer with proper claim proofs, including a copy of the proof of payment by the original Company, and a copy of the insured’s death certificate. In addition, for contestable claims, the Company will send to the Reinsurer a copy of all papers and information in connection with the claim.

3)	Liability. Upon receipt of proper claim notice and proof of the claim, the Reinsurer will promptly pay the reinsurance benefits due the Company. The Company’s contractual liability for policies reinsured under this Agreement is binding on the Reinsurer. However, for claims incurred during the contestable period, if the total amount of reinsurance ceded to all reinsurers on the policy is greater than or equal to the amount retained by the Company, or if the Company retained less than its usual retention on the policy, the Company will consult and promptly and fully disclose all information relating to the claim before conceding liability or making settlement to the claimant. The Company will wait at least five (5) working days for the Reinsurer’s response. The Company acknowledges and agrees that its obligation to consult with the Reinsurer on contestable claims is a material inducement to the Reinsurer agreeing to provide reinsurance hereunder and that absent such an obligation, the Reinsurer would not have agreed to provide reinsurance hereunder.

The total reinsurance recoverable from all companies will not exceed the Company’s total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Company under this Agreement is the risk amount specifically reinsured with the Reinsurer. The Reinsurer will also pay its proportionate share of the interest that the Company pays on the death proceeds until the date of settlement except if settlement is delayed as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits, then the Reinsurer will pay its share of interest to the date settlement would have been made if there were no dispute or contest.

4)	Settlement. Life benefit payments will be made in a single sum, regardless of the Company’s settlement options; provided, however, that such single sum will exclude interest that accrues on settlement options other than single pay.

5)	Contested Claims. The Company will promptly, and in no event later than sixty (60) days of its intention, notify the Reinsurer of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Company will also promptly and fully disclose all information relating to the claim. Upon receipt of all documents, the Reinsurer will have five (5) working

ARTICLE X CONTINUES…

days to notify the Company in writing of its decision to accept participation in the contest, compromise, or litigation. If the Reinsurer has accepted participation, the Company will promptly advise the Reinsurer of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If the Reinsurer does not accept participation, the Reinsurer will then fulfill its obligation by paying the Company its full share of the reinsured policy benefits and will be relieved of all future liability on the claim, and will not share in any subsequent reduction or increase in liability.

If the Reinsurer accepts participation and the Company’s contest, compromise, or litigation results in a reduction or increase in liability, the Reinsurer will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

6)	Claim Expenses. The Reinsurer will pay its share of reasonable investigation and legal expenses connected with the litigation or settlement of contested claims on which the Reinsurer has been advised in writing pursuant to Section 5 above and the Reinsurer has agreed in writing with the Company to participate in such matters.

The Reinsurer will not reimburse the Company for routine claim investigation and administration expenses whether incurred on an outsourced basis to third parties or by the Company’s in-house employees. The Reinsurer will not reimburse expenses incurred by the Company as a result of a dispute arising out of conflicting claims of entitlement to policy proceeds or benefits.

7)	Misrepresentation or Suicide. If the Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund net reinsurance premiums received on that policy without interest to the Company in lieu of any other form of reinsurance benefit payable under this Agreement.

8)	Misstatement of Age or Sex. In the event of a change in the amount of the Company’s liability on a reinsured policy due to a misstatement of age or sex, the Reinsurer’s liability will change proportionately. The face amount of the reinsured policy will be adjusted from the inception of the policy and the Reinsurer’s liability will be calculated on the adjusted face amount, and any difference in premiums net of allowances will be settled without interest.

9)	Extra-Contractual Damages. The Reinsurer will not participate in extra-contractual damages that are awarded against the Company as a result of an act, omission, or course of conduct committed by the Company, its agents, or representatives in connection with claims covered under this Agreement.

The parties recognize that circumstances may arise which in equity would require the Reinsurer, to the extent permitted by law, to share proportionately in extra-contractual damages. The parties agree that such circumstances are limited to those situations in which the Reinsurer agreed to join the contest of the coverage and agreed, in advance and in writing, with the specific act or course of conduct of the Company that ultimately resulted in the assessment of the extra-contractual damages. In such situations, the Reinsurer and the Company will share such damages so assessed in equitable proportions.

…END OF ARTICLE X

ARTICLE XI

RETENTION LIMIT CHANGES

If the Company changes its maximum retention limits as shown in Exhibit A, it will provide the Reinsurer with written notice of the intended changes ninety (90) days in advance of their effective date.

A change to the Company’s maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed in writing, between the parties, an increase in the Company’s retention schedule will not effect an increase in the total risk amount that it may automatically cede to the Reinsurer.

…END OF ARTICLE XI

ARTICLE XII

RECAPTURE

Recapture. If the Company increases its maximum dollar retention limits over the maximum dollar retention limits set forth in Exhibit A, the Company may exercise it recapture rights provided that all of the conditions below are met.

If reinsurance is on an excess basis, the Company may recapture an amount corresponding to the increase in its dollar retention. If reinsurance is on a quota share basis, the Company will maintain the existing quota share percentage of retention on the policy, however, it may apply the percentage to the new increased dollar retention limits to reduce the amount of reinsurance in force as follows.

Conditions. The conditions that must be met for recapture are:

a.	The Company must give the Reinsurer ninety (90) days written notice prior to its intended date of the commencement of recapture.

b.	The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; provided, however, that no reduction will be made until a policy has been in force for the number of years specified in the Recapture Period in Exhibit C.

c.	The Company has maintained its maximum retention for the plan, the insured’s age and mortality classification.

d.	In applying the Company’s new retention limits, the new retention will be based on (a) the insured’s age at the time the reinsurance was ceded to the Reinsurer and (b) the mortality classification at the time of the recapture.

e.	If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Article must be recaptured up to the Company’s new maximum retention limits in a consistent manner and the Company must increase its total amount of insurance on each reinsured life. The Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

f.	If the reinsurance on the policy has been ceded to more than one reinsurer, the Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

g.	No reduction may be made in any supplemental benefits reinsured unless the life reinsurance is also being reduced.

The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture. For a policy issued as a result of exchange, conversion, or re-entry, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

ARTICLE XII CONTINUES…

Recapture Liability. After the effective date of recapture, the Reinsurer will not be liable for any reinsured policies or portions of such reinsured policies that were eligible for recapture and were overlooked. The acceptance by the Reinsurer of reinsurance premiums after the effective dates of recapture will not constitute or determine liability on the part of the Reinsurer for such reinsurance and the Reinsurer will be liable only for a refund of the premiums so received, without interest.

…END OF ARTICLE XII

ARTICLE XIII

GENERAL PROVISIONS

1)	Currency. All payments and reporting by both parties under this Agreement will be made in the currency specified in Exhibit C.

2)	Premium Tax. The Reinsurer will not reimburse the Company for premium taxes.

3)	Minimum Cession. The Company will not cede a policy to the Reinsurer unless the amount to be reinsured at issue exceeds the Initial Minimum Cession amount shown in Exhibit C. Reinsurance will be cancelled on any policy when its reinsured net amount at risk falls below the Trivial Amount limit shown in Exhibit C.

4)	Interest Rate. If under the terms of this Agreement, interest is accrued on amounts due either the Company or the Reinsurer, such interest will be calculated from the due date using the 13-week Treasury Bill rate reported for the last business day of the calendar month in the “Money Rates” section of the Wall Street Journal or comparable publication.

5)	Inspection of Records. The Reinsurer and the Company, or their duly authorized representatives, will have the right to inspect and audit original papers, records, and all documents relating to the business reinsured under this Agreement including but not limited to underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party. The Reinsurer may suspend payments relating to matters in dispute that arise from such inspection and audit until such dispute is resolved by the parties either through mutual agreement or by arbitration in accordance with Article XVIII.

6)	Off-Set. Any debts or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement or any other reinsurance agreement(s) between the parties are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

7)	Errors and Omissions. If through unintentional error, oversight, omission, or misunderstanding (collectively “errors”), the Reinsurer or the Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest. For the avoidance of doubt, the parties agree that the term errors relates only to clerical and/or system errors.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

The Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of

ARTICLE XIII CONTINUES…

this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts or for repetitive errors (i.e., errors that continue to occur after discovery) in administration by the Company. If either party discovers that the Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

8)	Company Forms and Rates. The Company agrees to keep the Reinsurer informed of the identity and terms of its policies, riders and contracts reinsured under this Agreement, as well as any special programs affecting reinsurance hereunder. The Company will provide the Reinsurer with a copy of its application forms, policy and rider forms, premium and nonforfeiture values, reserve tables, and any other forms or tables needed for proper handling of reinsurance under this contract. The Company will advise the Reinsurer in writing of any changes to existing forms, nonforfeiture values and reserve tables, or new forms it may adopt.

9)	OFAC Compliance. The Company and the Reinsurer each represents and warrants that it is in compliance with all laws, regulations, judicial and administrative orders applicable to the party and to the business reinsured under this Agreement, as they pertain to sanction laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and with Trade Embargo Laws, as such laws may be amended from time to time (collectively, the “Laws”). Neither party will be required to take any action under this Agreement that would violate said Laws, including, but not limited to, making any payments in violation of the Laws.

The Company agrees to, prior to ceding any risk to the Reinsurer under this Agreement, screen, in accordance with current industry standards for the U.S. life insurance industry, each risk to ensure that an owner, insured, or beneficiary is not on the OFAC List of Specially Designated National and Blocked Persons (a “Prohibited Person”).

The Company will not cede or otherwise transfer to the Reinsurer, and the Reinsurer will have no obligation to reinsure or indemnify the Company for any liabilities under any policy if an owner, insured, or beneficiary of such policy is a Prohibited Person.

Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Laws, the party who first becomes aware of the violation will notify the other party within five (5) business days of such discovery, and the Company will provide to the Reinsurer written notice of all information known by the Company regarding the identity of the Prohibited Person, including the name, date of birth, country, state or province and street address of the residence and/or business, social security number, driver’s license number or other governmental identification number, and telephone number(s) of such Prohibited Person. The parties will cooperate in order to take all necessary corrective actions.

The parties agree that such reinsurance transaction will be null, void and of no effect from its inception, to the same extent as if the reinsurance transaction had never occurred. In such event, each party will be restored to the position it would have occupied if the violation had not occurred.

…END OF ARTICLE XIII

ARTICLE XIV

DAC TAX

The parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

a.	The term “party” refers to either the Company or the Reinsurer, as appropriate.

b.	The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

c.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement with regard to the general deductions limitation of Section 848(c)(1).

d.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

e.	The Company will submit a schedule of calculations to the Reinsurer by May of each year with its calculation of the net consideration for the preceding calendar year. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) days of the Reinsurer’s receipt of the Company’s calculation. If the Reinsurer does not so notify the Company within the required timeframe, the Reinsurer will report the net consideration as determined by the Company in the Reinsurer’s tax return for the previous calendar year.

f.	If the Reinsurer contests the Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

g.	Both the Company and the Reinsurer represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

…END OF ARTICLE XIV

ARTICLE XV

INSOLVENCY

1)	Definition of Insolvency. A party to this Agreement will be deemed insolvent when it:

a.	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

b.	is adjudicated as bankrupt or insolvent; or

c.	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

d.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

2)	Insolvency of the Company. In the event of the insolvency of the Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Company, without diminution because of the insolvency, for those claims allowed against the Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to the Reinsurer of all pending claims against the Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Company on policies reinsured under this Agreement.

3)	Insolvency of the Reinsurer. In the event of the insolvency of the Reinsurer, the Company may, upon 90 days’ written notice to the Reinsurer, its liquidator, receiver or statutory successor, recapture all of the business reinsured under this Agreement.

…END OF ARTICLE XV

ARTICLE XVI

CONFIDENTIALITY

The Company and the Reinsurer agree that Customer and Proprietary Information will be treated as confidential. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the original Company. Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms, and the specific terms and conditions of this Agreement.

Customer and Proprietary Information will not include information that:

a.	is or becomes available to the general public through no fault of the party receiving the Customer or Proprietary Information (the “Recipient”);

b.	is independently developed by the Recipient;

c.	is acquired by the Recipient from a third party not covered by a confidentiality agreement; or

d.	is disclosed under a court order, law or regulation.

The parties will not disclose such information to any other parties unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, or as required or allowed by law or regulation.

The Company acknowledges that the Reinsurer can aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Company.

…END OF ARTICLE XVI

ARTICLE XVII

DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving ninety (90) days written notice of termination to the other party, in which case the termination date of this Agreement shall be the ninetieth (90th) day after the date notice is given.

During the notification period, the Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement. The Reinsurer shall not be liable for policies with issue dates on and after the termination date of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

…END OF ARTICLE XVII

ARTICLE XVIII

ARBITRATION

1)	Intention. It is the intention of the Reinsurer and the Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. However, if the Reinsurer and the Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, the dispute will be decided through arbitration as a precedent to any right of action hereunder.

2)	Process. To initiate arbitration, either the Company or the Reinsurer will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former senior officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will be impartial with respect to the dispute. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within thirty (30) days of the appointment of the second arbitrator, then each arbitrator shall nominate three individuals selected from the ARIAS-US list of certified arbitrators. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The third arbitrator shall then be chosen from the remaining two nominations by drawing lots.

3)	Arbitration Hearing. Once chosen, the arbitrators are empowered to select the site of the arbitration, in no event will this be more that 6 months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration, including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

4)	Governance. Notwithstanding that this Agreement shall be governed by the law of Colorado in accordance with Article 1.3, the rights and procedures applicable to any arbitration commenced under this Article shall be governed by the Federal Arbitration Act rather than any state arbitration act. This Article will survive termination of this Agreement.

5)	Decision. The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries. The arbitrators, however, shall consider this Agreement an honorable engagement rather than merely a legal obligation; they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the arbitrators will be made by majority

ARTICLE XVIII CONTINUES…

rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

6)	Costs of Arbitration. Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

…END OF ARTICLE XVIII

ARTICLE XIX

EXECUTION

This Agreement is effective as of 12:01 a.m. on May 1, 2010, and applies to all eligible policies with issue dates on or after such date. The Company and the Reinsurer acknowledge and agree that the Company may backdate policies up to six (6) months only for the purpose of saving age.

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

In witness whereof, the parties to this Agreement have executed this Agreement in duplicate.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Greenwood Village, Colorado

By:	/s/ Susan Gile
Title:	Vice President, Individual Markets
Date:	12-28-10
Attest:	Ken Ledwos

SCOR GLOBAL LIFE U.S. RE INSURANCE COMPANY
Plano, Texas

By:	/s/ Michael W. Pado
Title:	President & CEO
Date:	December 29, 2010
Attest:	Rob Johnson

…END OF ARTICLE XIX

Exhibits A through F have been redacted.